Exhibit 99.3

Form of Proxy - Annual and Special Meeting to be held on May 25, 2005

Notes to Proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

Proxies submitted must be received by 5:00 p.m., Toronto Time, on May 23, 2005.
THANKYOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Royal Group Technologies Limited
hereby appoint(s):		Print the name of the person you
James Sardo, Interim Chief Executive Officer	OR	are appointing if this person is
or failing him Robert Lamoureux, Interim Chief Financial Officer		someone other than the Chairman
or instead of either of them,		of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Royal Group Technologies Limited to be held at the Metro Toronto Convention Centre, South Building, Meeting Room 701, 222 Bremner Boulevard, Toronto, Ontario M5V 2W6 on Wednesday, May 25, 2005 at 4:15 p.m. (local time) and at any adjournment thereof.

1. Election of Directors

FOR all nominees:	☐

WITHHOLD vote for all nominees:	☐

2. Appointment of Auditors

The appointment of KPMG LLP as Auditors and the authorization of the Directors to fix their remuneration.	For ☐	Withhold ☐

Resolution

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.

3. Proposed Share Conversion

To approve the special resolution set out in Appendix Ain the accompanying Management Proxy Circular to authorize: an amendment to the Articles of Royal Group Technologies Limited to permit an increase in the stated capital of only its Multiple Voting Shares; the addition of not more than $10.00 per share to the stated capital account Royal Group Technologies Limited maintains in respect of the Multiple Voting Shares; and an amendment to Royal Group Technologies Limited's Articles to (i) remove the Multiple Voting Shares and Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto, (ii) replace all references to "subordinate voting shares" with "common shares", and (iii) make such consequential amendments as may be necessary to provide for one class of voting common shares.	For ☐	Against ☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date